FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 22, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 22, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has commences drill program on its Incahuasi Gold Project, Catamarca Province, NW Argentina.

Item 5.	Full Description of Material Change

The Issuer reports that drilling has commenced on its 100% owned Incahuasi Gold Project, Catamarca Province, north-western Argentina.  The five diamond drill hole program is scheduled to drill a total of 1,100 metres.  The Issuer’s Incahuasi Gold project lies outside of the Newmont Exploration Alliance area, and therefore is not subject to any of the terms of the Alliance agreement.

Incahuasi Project Background

Incahuasi is located in the pro-mining Catamarca Province, Argentina.  The property consists of seven minas and two cateos (665 hectares) centered on the former Incahuasi gold mine, the most significant historical high-grade Sediment Hosted Vein (SHV) type gold producer in the region.

Mining activity at Incahuasi dates back to the pre-Hispanic and Jesuit periods, with modern mining techniques first used at the Incahuasi mine from 1936 to 1954.  During this period, Nueva Compania Minera Incahuasi conducted a 40 tonne per day operation exploiting a series of high-grade quartz veins, reportedly ranging from 9.8 g/t to 43 g/t gold on six underground levels.  High-grade gold values up to 300 g/t gold are reported from quartz veins within the deposit.  Mining ceased at a depth of 130 metres in ore grade rocks, not due to a lack of gold bearing veins, but rather due to flooding which inhibited further mining efforts.

Cardero Exploration

Reconnaissance scale sampling conducted by the Issuer targeted surficial quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings. The average grade from a total of 108 characterization or grab samples was 4.3 g/t gold and in-situ veins returned values up to 231 g/t gold (for details, see NR07-21).

Subsequently, trenching at the Western Vein Group, located 200 metres west of the former Incahuasi mine, cut 33.5 metres at 3.35 g/t gold within which 14 metres grades 6.9 g/t gold.  An additional nine trenches along strike and to the north of the mine returned geochemically anomalous values ranging from below detection limit to 5.22 g/t gold and averaged 0.28 g/t gold.

Following these highly positive sampling results, the Issuer systematically explored the Incahuasi property through a phased program of detailed structural and alteration mapping.  The resulting exploration model was subsequently tested with an initial drill program of five geological drill holes prior to subsequent geophysics and target drill-testing.  The drill program successfully confirmed a number of predicted structural settings, specifically, the role of late, low-angle fault zones.

A geophysical Induced Polarisation (IP) survey was initiated in November 2007.  During initial interpretation of the survey, it was noted that little detail could be seen in the IP data.  This is thought to be due to water/salt saturation related to the nearby salar, which provides an extremely conductive background environment.  As a result, the amplitude of electrical responses and contrasts was too low to allow effective interpretation of the targeted shear zones.  Only nine of the planned twenty IP lines were completed and the survey was cut-short in favour of drill testing.

Drill Program

The current drill program is designed to test the main Incahuasi Shear Zone at depth and along strike.  It will also test the depth extent of veining and gold mineralisation at the Western Vein Group.  The initial 1,100 metre drill program should be complete by the end of February.  Additional funds are available for follow-up drilling, which will be contingent on results.

Qualified Person and Quality Control/Quality Assurance

EurGeol Mr. Keith J. Henderson, the Issuer's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer and shareholder.

The work program at Incahuasi was designed and is supervised by Keith J. Henderson, Vice President-Exploration, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Incahuasi project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

January 25, 2008